UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
____________________________________________

            In the Matter of

NATIONAL FUEL GAS COMPANY                               FIFTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION              CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                    PURSUANT TO
SENECA RESOURCES CORPORATION                            RULE 24
NATIONAL FUEL RESOURCES, INC.

File No. 70-8251
(Public Utility Holding Company Act of 1935)
____________________________________________

          THIS IS TO CERTIFY, pursuant to Rule 24, that certain

transactions proposed by National Fuel Gas Company ("National") and certain of its subsidiaries, National Fuel Gas Distribution

Corporation ("Distribution Corporation"), National Fuel Gas Supply

Corporation ("Supply Corporation"), Seneca Resources Corporation

("Seneca"), and National Fuel Resources, Inc. ("NFR")(the "Covered

Subsidiaries") in Form U-1, Application-Declaration, File No.

70-8251, as amended, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said

Application-Declaration, and the Order of the Securities and Exchange

Commission (HCAR No. 35-25922 dated November 12, 1993) with respect thereto, in that, during the quarter ended December 31, 1995 the following guarantees were made by National on behalf of the Covered

Subsidiary:



                                    Covered Subsidiary
Date of      Recipient of           on Whose Behalf         Amount of
Guarantee    Guarantee              Guarantee was Made      Guarantee

11/15/95     Baltimore Gas          NFR                    $500,000
             and Electric

12/26/95     National Fuel Gas      NFR                    $1,443,233
             Distribution
             Corporation


          In accordance with HCAR No. 35-25922 the guarantees listed above remain in effect until the earlier of (i) a date prior to

December 31, 1998, or (ii) written notice of cancellation from guarantor.



February 8, 1996

                                   NATIONAL FUEL GAS COMPANY



                                   By:/s/Gerald T. Wehrlin
                                      Gerald T. Wehrlin
                                      Controller